Pursuant to Rule 424(b)(5)
Registration No. 333-177796

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 7, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 7, 2011)

6,750,000 Shares

Hornbeck Offshore Services, Inc.

Common Stock

This is an offering of 6,750,000 shares of the common stock of Hornbeck Offshore Services, Inc.

Our common stock trades on the New York Stock Exchange under the symbol “HOS.” The last reported trading price of our stock on November 4, 2011 was $35.61.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Hornbeck Offshore Services, Inc. (before expenses)	$	$

We have granted the underwriters the option to purchase 1,012,500 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 6,750,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the shares on or about                 , 2011.

Joint Book-Running Managers

Barclays Capital	J.P. Morgan	Wells Fargo Securities

Co-Managers

Global Hunter Securities, LLC
Johnson Rice & Company L.L.C.
Pritchard Capital Partners, LLC

Simmons & Company International

Prospectus Supplement dated                     , 2011

Prospectus Supplement

S-i

GLOSSARY OF TERMS

We have included below the definitions for certain terms used in this prospectus supplement:

“AHTS” means anchor-handling towing supply;

“cabotage laws” laws pertaining to the privilege of carrying traffic between two ports in the same country;

“coastwise trade” means the transportation of merchandise or passengers by water, or by land and water, between points in the United States, either directly or via a foreign port;

“conventional” means, when referring to OSVs, vessels that are at least 30 years old, are generally less than 200’ in length or carry less than 1,500 deadweight tons of cargo when originally built and primarily operate, when active, on the continental shelf;

“deepwater” means offshore areas, generally 1,000’ to 5,000’ in depth;

“Deepwater Horizon incident” means the subsea blowout and resulting oil spill at the Macondo well site in the GoM in April 2010 and subsequent sinking of the Deepwater Horizon drilling rig;

“deep-well” means a well drilled to a true vertical depth of 15,000’ or greater, regardless of whether the well was drilled in the shallow water of the Outer Continental Shelf or in the deepwater or ultra-deepwater;

“DOI” means U.S. Department of the Interior and all its various sub-agencies, including effective October 1, 2011 the Bureau of Ocean Energy Management (“BOEM”), which handles offshore leasing, resource evaluation, review and administration of oil and gas exploration and development plans, renewable energy development, National Environmental Policy Act analysis and environmental studies, and the Bureau of Safety and Environmental Enforcement (“BSEE”) which is responsible for the safety and enforcement functions of offshore oil and gas operations, including the development and enforcement of safety and environmental regulations, permitting of offshore exploration, development and production activities, inspections, offshore regulatory programs, oil spill response and newly formed training and environmental compliance programs; BOEM and BSEE being successor entities to the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”), which effective June 2010 was the successor entity to the Minerals Management Service;

“domestic public company OSV peer group” includes SEACOR Holdings Inc. (NYSE:CKH), GulfMark Offshore, Inc. (NYSE:GLF) and Tidewater Inc. (NYSE:TDW);

“DP-1,” “DP-2” and “DP-3” mean various classifications of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading;

“DWT” means deadweight tons;

“EIA” means the U.S. Energy Information Administration;

“flotel” means on-vessel accommodations services, such as lodging, meals and office space;

“GoM” means the U.S. Gulf of Mexico;

“high-specification” or “high-spec” means, when referring to new generation OSVs, vessels with cargo-carrying capacity of greater than 2,500 DWT (i.e., 240 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher; and, when referring to jack-up drilling rigs, rigs capable of working in 400-ft. of water depth or greater, with hook-load capacity of 2,000,000 lbs. or greater, with cantilever reach of 70-ft. or greater; and minimum quarters capacity of 150 berths or more;

S-ii

“IRM” means inspection, repair and maintenance, also known as “IMR,” or inspection, maintenance and repair, depending on regional preference;

“Jones Act” means the U.S. cabotage law known as the Merchant Marine Act of 1920, as amended;

“long-term contract” means a time charter of one year or longer in duration;

“public company OSV peer group” means SEACOR Holdings Inc. (NYSE:CKH), GulfMark Offshore, Inc. (NYSE:GLF), Tidewater Inc. (NYSE:TDW), Farstad Shipping (NO:FAR), Solstad Offshore (NO:SOFF), Deep Sea Supply (NO:DESSC), DOF ASA (NO:DOF), Siem Offshore (NO:SIOFF), Groupe Bourbon SA (GBB:FP), Havila Shipping ASA (NO:HAVI), Eidesvik Offshore (NO:EIOF) and Ezra Holdings Ltd (SI:EZRA);

“Macondo” means the well site location in the deepwater GoM where the Deepwater Horizon incident occurred;

“MPSV” means a multi-purpose support vessel;

“MSRC” means the Marine Spill Response Corporation;

“new generation” means, when referring to OSVs, modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels;

“OSV” means an offshore supply vessel, also known as a “PSV,” or platform supply vessel, depending on regional preference;

“ROV” means a remotely operated vehicle;

“spot contract” means a time charter of less than one year in duration;

“stacked vessel” means a vessel that has been removed from service to reduce operating costs due to a lack of adequate marketing opportunities, whereby its crew is removed and limited maintenance is performed on the vessel; and

“ultra-deepwater” means offshore areas, generally more than 5,000’ in depth.

S-iii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about our common stock that we may offer from time to time. This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “Commission”). If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

INDUSTRY AND MARKET DATA

In this prospectus supplement, we rely on and refer to information regarding our industry from the EIA and ODS-Petrodata, Inc. These organizations are not affiliated with us and are not aware of and have not consented to being named in this prospectus supplement or the accompanying prospectus. We believe this information is reliable. In addition, in many cases we have made statements in this prospectus supplement and the accompanying prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement or the accompanying prospectus and does not contain all the information you need to consider in making your investment decision. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about this offering, our business and our financial and operating data. We encourage you to read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” beginning on page S-15 and other information incorporated by reference in this document, including our financial statements and the footnotes to those statements, before making an investment decision. References in this prospectus supplement to “Hornbeck Offshore,” “the Company,” “we,” “us,” “our,” or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. We have defined certain industry terms used in this document in the “Glossary of Terms” appearing immediately after the Table of Contents to this prospectus supplement.

Hornbeck Offshore

We are a leading provider of marine transportation services to exploration and production, oilfield service, offshore construction and U.S. military customers. Since our establishment, we have primarily focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of the deepwater and ultra-deepwater energy industry in domestic and, more recently, foreign locations. Throughout our history, we have expanded our fleet of vessels primarily through a series of new vessel construction programs, as well as through acquisitions of existing vessels.

We operate two business segments in the marine industry. Our Upstream segment owns and operates one of the youngest and largest fleets of U.S.-flagged, new generation OSVs and MPSVs. Together, these vessels support the deepwater, ultra-deepwater and deep well requirements of the offshore oil and gas industry. Such requirements include oil and gas exploration, development, production, construction, installation, IRM, well-stimulation and other enhanced oil recovery activities. Since 2006, we have also developed a specialized application of our new generation OSVs for use by the U.S. military. Our Downstream segment owns and operates a fleet of ocean-going tugs and double-hulled tank barges that transport petroleum products, primarily in the Northeastern U.S. and the GoM. For the nine months ended September 30, 2011, our Upstream and our Downstream segments contributed 97% and 3% to our operating income, respectively.

Since 2007, we have expanded our new generation fleet from 25 OSVs focused in the GoM to 51 OSVs and four MPSVs operating in three core geographic markets, the GoM, Brazil and Mexico, and in other select international regions. As discussed below, we have recently announced our fifth OSV newbuild program, which would increase our OSV count to at least 67 vessels. We believe we are one of the top three operators of new generation OSVs in each of our three core markets based on DWT. Our fleet is among the youngest in the industry, with an average vessel age of approximately eight years compared to our domestic public company OSV peer group average vessel age of 14 years. All of our OSVs have enhanced capabilities that allow us to more effectively support the premium drilling equipment required for deep-well, deepwater and ultra-deepwater drilling and to provide specialty services. In contrast to conventional OSVs, our vessels have dynamic positioning systems, greater fuel efficiency and speed, more cargo space, better safety characteristics, greater transit range and higher-volume transfer rates for liquid mud and dry bulk materials. These features are essential to the efficient servicing of complex offshore drilling projects given the typical size, depth and location of such projects.

We believe that our reputation for safety and technologically superior vessels, combined with our size and scale relative to our OSV peer group, enhance our ability to compete for work awarded by large international oil and gas producers, who are among our primary customers. Approximately 85% of our total Upstream forward contracted revenue is currently with major oil companies, national oil companies, and the U.S. government. These customers demand a high level of product safety and technological advancements to meet the more stringent regulatory standards adopted following the Deepwater Horizon incident. As our customers’ needs and requirements become more demanding, we expect that smaller vessel operators may struggle to meet these standards, which may lead to an increase in acquisition activity within our industry.

Although all of our Upstream vessels are physically capable of operating in both domestic and international waters, approximately 85% are qualified under Section 27 of the Jones Act to engage in the U.S. coastwise trade. Foreign owned, flagged, built or crewed vessels are restricted in their ability to conduct U.S. coastwise trade and are typically excluded from such trade in the GoM. Of the publicly traded OSV peer group, we own the largest fleet of U.S.-flagged, new generation OSVs, which we believe offers us a competitive advantage in the GoM.

Industry Update

Following is a summary of the underlying macroeconomic trends that we believe are impacting our industry worldwide and that have always served as our investment thesis for our business model:

•	Oil and natural gas are the predominant fuel sources of our energy-driven economy.

•	World oil consumption continues to increase, driven particularly by economies in emerging markets.

•	Alternate fuels are not likely to displace oil and natural gas as a major energy source in the near future.

•	Oil and natural gas reservoirs are subject to depletion based on the prevailing production decline curve.

•	The replacement of existing oil and natural gas reserves requires the drilling of new wells.

•	Oil companies are increasingly searching for large deposits of hydrocarbons offshore.

•	The steady trend in offshore drilling is toward deeper waters and deeper well depths.

•	Exploratory success drives a commensurate increase in subsea production infrastructure.

•	Deeper waters tend to be farther removed from the shore-based logistics chain.

•	Deeper wells require more drill pipe and exponentially greater liquid and dry bulk volumes.

•	Subsea infrastructure requires inspection, repair and maintenance on a continuous basis.

•	New generation OSVs and MPSVs are ideally suited to support all of these demand drivers.

With our large and growing multi-class fleet of increasingly larger, more versatile vessels, we are well-positioned to take advantage of these macro-trends.

General

The OSV market is expanding globally. Generally, offshore exploration and production activities are increasingly focused on deep wells (as defined by total well depth rather than water depth), whether on the Outer Continental Shelf or in the deepwater or ultra-deepwater. These types of wells require high-specification equipment and have resulted in an on-going newbuild cycle for drilling rigs and for OSVs. As a result of the projected deepwater drilling activity levels worldwide, there were 73 floating rigs under construction or on order on November 1, 2011 and, as of that date, there were options outstanding to build 27 additional floating rigs. In addition, on that date, there were 77 high-spec jack-up rigs under construction or on order worldwide, and there were options outstanding to build 26 additional high-spec jack-up rigs. Each drilling rig working on deep-well projects typically requires more than one OSV to service it, and the number of OSVs required is dependent on many factors, including the type of activity being undertaken and the location of the rig. For example, based on the historical data for the number of floating rigs and OSVs working, we believe that two to four OSVs per rig are required in the GoM and even more OSVs are necessary per rig in Brazil where greater logistical challenges result in longer vessel turnaround times to service drill sites. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe and other materials than at later stages of the drilling cycle. In addition, generally more OSVs are required the farther a drilling rig is located from shore. Under normal weather conditions, the transit time to deepwater drilling rigs in the GoM and Brazil can typically range from six to 24 hours for a new generation vessel. Moreover, in Brazil, they often measure transit time for a new generation vessel to some of the newer, more logistically remote deepwater drilling rig locations in days, not hours. In addition to drilling rig support, deepwater and ultra-deepwater exploration and production activities will result in the expansion of other specialty-service offerings for our vessels. These markets include subsea construction support, installation, IRM work, and life-of-field services, which include well-stimulation, workovers and decommissioning.

Our operations are conducted in three core markets comprised of the GoM, Brazil and Mexico. Descriptions of these core markets are included below.

Gulf of Mexico

The Deepwater Horizon incident, which occurred at the Macondo well in April 2010, and the Obama Administration’s subsequent domestic drilling moratorium and de facto regulatory moratorium contributed to a reduction in drilling activity in the GoM. However, the GoM continues to be considered a world-class basin by exploration and production companies. The EIA estimates that the GoM contains 68 billion barrels of recoverable oil equivalent utilizing existing technologies. Despite the drilling moratorium and the subsequent period of permitting uncertainty, according to ODS Petrodata, the number of floating rigs available in the GoM region is currently 33 and remains relatively unchanged from the pre-Macondo level of 34 rigs, because the 10 floaters that left the region have since been replaced by nine similar or more advanced rigs. Since early 2011, there has been a gradual improvement in the number of incremental deepwater well permits issued per month, which has increased from two in January 2011 to a high of 17 in October 2011. A significant backlog of permit applications and requests for approval of drilling plans indicate a strong desire by our customers to continue exploration and production activities in the GoM, notwithstanding the slowdown in the pace of plan and permit approvals. Of the 33 rigs available in the GoM, the number of floating rigs actively drilling has also increased to 20 on November 1, 2011 from six a year ago. For the five pre-Macondo years of 2005 through 2009, the historical average level of floating rigs actively drilling was 29 rigs with a peak of 35 rigs. We believe that floating rig activity should return to pre-2010 levels by the end of 2013 with approximately 30 floating rigs expected to be drilling in the GoM, up approximately 50% from the 20 rigs drilling as of November 1, 2011. Floating rig growth in the GoM is projected to be driven by demand in the deepwater and ultra-deepwater, primarily in water depths greater than 3,000 feet.

Despite the continued interest in the hydrocarbon reserves of the GoM, the Company and other OSV operators experienced reduced utilization and dayrates over the post-Macondo period from April 2010 until late in the third quarter of 2011. In response, we and our competitors stacked vessels, furloughed or layed-off employees, and moved vessels to new markets. According to ODS Petrodata, 48 new generation Jones Act qualified vessels, or approximately 28% of the active pre-Macondo fleet, have left the GoM since Macondo and are working under term contracts in international markets. Some of these vessels have been re-flagged as foreign and are not legally entitled to return to U.S. coastwise trade under the Jones Act. With the recent increase in permitting and drilling rig activity in the GoM, we believe that we are in a strong competitive position to benefit from the recovery currently underway. We have 15 active new generation OSVs and four MPSVs currently operating in the GoM, the most operating leverage to improving market conditions in the GoM of any of our domestic public OSV peers. Given the recent improvement in market conditions, our five stacked vessels are expected to be re-activated for service in the GoM by the end of the first quarter of 2012, after re-crewing and any required drydocking activities.

Due to a limited supply of high-spec U.S.-flagged vessels in the GoM and the recent increase in the pace and predictability of permitting, we have recently seen improvement in dayrates and utilization for our vessels commencing late in the third quarter of 2011. Leading-edge spot market OSV dayrates in the GoM for our 240 class DP-2 equipment have been in the $28,000 to $32,000 range, which is roughly double the levels experienced in early 2011. Whether these rates can be sustained will depend on the future pace of permitting in the GoM. We believe that our 240 class vessels are a good indicator of the general strength of the market for high-spec vessels because they represent the largest and most popular class of new generation OSVs in the market and thus, currently have the most transaction volume. We have reactivated 10 new generation OSVs since February 2011, six of which have begun work in the GoM and four of which were mobilized to Latin America. Fleetwide effective, or utilization-adjusted, dayrates for our new generation OSVs increased about $1,800, or 13%, from the second quarter of 2011 to $15,772 for the third quarter of 2011. During the third quarter of 2011, we had an average stacked new generation OSV fleet of 6.3 vessels compared to 10.9 vessels in the second quarter of 2011 and 5.1 vessels in the same period in 2010. With the re-activation of the 220 class HOS Explorer in October 2011, we now have only five DP-1 new generation OSVs stacked, which is the same number of stacked vessels that we had immediately prior to Macondo. However, as mentioned above, we plan to re-activate such vessels within the next five months.

We currently have nearly 73% of our new generation OSV vessel-days contracted for the remainder of 2011, with 34 vessels contracted through at least the end of the year. Our forward OSV contract coverage for 2012 and 2013 currently stands at 46% and 34%, respectively. Our MPSV contract coverage for the remainder of 2011 has also strengthened as a result of the improving market conditions in the GoM. In July, we were awarded a three-year charter with an international oilfield service company for our 430 class MPSV, the HOS Iron Horse, which began during September 2011. In addition, our 370 class MPSV, the HOS Centerline, recently commenced a long-term contract with a major oil and gas company in the GoM. On the strength of the these long-term contracts and recent spot market activity, MPSV utilization increased from 12% for the second quarter of 2011 to 76% for the third quarter of 2011, and contract coverage for the fourth quarter of 2011 is currently 78%.

Brazil

Brazil is experiencing a dramatic increase in activity related to its large pre-salt oilfield basins. This increase in activity is driven primarily by Petrobras and other producers, including BP p.l.c., Chevron Corporation, Exxon Mobil Corporation, OGX Petroleo e Gas Participacoes and Royal Dutch Shell plc. Petrobras has publicly announced plans to spend approximately $128 billion on exploration and production activities from 2011 through 2015 and has stated that its vessel needs could increase from approximately 290 in 2010 to nearly 480 in 2015. Brazilian operators plan to add 15 new floating rigs by the end of 2012. Since the beginning of 2010, we have increased our presence in Brazil from zero to 14 vessels, including 12 working under long-term contracts for Petrobras and two working on spot charters for another operator. We continue to actively bid additional vessels into Brazil. We recently acquired a Brazilian navigation company (EBN) and have increased our physical presence there with additional shore-side support personnel in Macae and Rio de Janeiro.

Mexico

The primary customer in the Mexican market is the state-owned oil company, Petróleos Mexicanos, or PEMEX. The Cantarell field, which according to the EIA is PEMEX’s largest offshore oil field, has declined from approximately 2.14 million barrels per day to 500,000 barrels per day. In 2010, 54% of Mexico’s total crude oil production came from the Cantarell field and the Ku-Maloob-Zaap, both of which are located in the Bay of Campeche. In its July 2011 Outlook, PEMEX highlighted that 60% of its prospective resources, or 29.5 billion barrels of oil equivalent, are in the deepwater Gulf of Mexico. However, in order to develop this resource, PEMEX will likely need to tap the expertise of non-Mexican international oil companies. Under Article 27 of the Mexican constitution, private persons or companies (other than the state owned PEMEX) are not allowed to carry out the exploitation of petroleum, and solid, liquid, or gaseous hydrocarbons. As a result, while we believe that Mexico could develop into a large market for deepwater activity, we do not expect this to occur until the Mexican government has found a solution to their constitutional constraints. Currently, there are four floating rigs and 29 jack-up rigs drilling offshore Mexico, and PEMEX has announced plans to add another floating rig and five more high-spec jack-up rigs. We began working in Mexico in 2002 and currently have seven vessels working there under long-term contracts. We will continue to actively bid additional vessels into Mexico as tenders are issued by PEMEX. We established our own Mexican navigation company (Naviera) in 2008 and have increased our physical presence there with additional shore-side support personnel in Ciudad del Carmen and Dos Bocas.

Our Competitive Strengths

Technologically Advanced Multi-Class Fleet of Upstream Vessels. Over the past 14 years, we have assembled a multi-class fleet of 51 new generation OSVs and four MPSVs comprised of 12 discrete vessel designs capable of servicing a broad array of our customers’ needs throughout the life cycle of a field, from exploratory drilling to decommissioning. These vessels incorporate sophisticated technologies and are designed specifically to operate safely in complex and challenging environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk materials. Our vessels offer our customers a compelling value proposition because of their fuel efficiency, larger size requiring fewer trips, advanced mud handling systems, and larger weather windows which result in less drilling rig downtime. As a result, we believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine solutions to our customers.

Young OSV Fleet. We believe that we operate one of the youngest fleets of U.S.-flagged OSVs. While the average age of the industry’s conventional 180’ U.S.-flagged OSV fleet is over 30 years, the average age of our 51-vessel OSV fleet is approximately eight years. Upon the completion of construction of the first 16 vessels of our fifth OSV newbuild program, discussed below, at the end of 2014, we project that the weighted-average age, based on DWT, of our 67-vessel OSV fleet will be seven years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews.

Commitment to Safety and Quality. As part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that are not generally held by other companies in our industry. Safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity, particularly in the post-Macondo operating environment. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Presence in Our Core Markets. Out of 139 companies that own and operate new generation OSVs worldwide, we believe that we are the fourth largest and that we are one of the top three operators of new generation OSVs, based on DWT, in our three core markets, which comprise 43% of the global supply. Our 44 U.S.-flagged OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. GoM. Currently, 20 of our 44 U.S.-flagged OSVs (including five stacked vessels that we plan to reactivate in the coming months) and all four of our MPSVs operate in that area. We also operate 14 OSVs offshore Brazil and seven OSVs offshore Mexico. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. Our management team has significant naval architecture, marine engineering and shipyard experience. We believe that our history of designing and managing the construction of 37 new generation vessels in our Upstream segment and eight vessels in our Downstream segment should provide us with the experience and ability to achieve an on-time, on-budget performance for our recently announced fifth OSV newbuild program discussed below. To date, we have successfully completed and integrated multiple acquisitions involving 70 vessels and have sold 35 vessels. We regularly consider possible acquisitions of single vessels, vessel fleets, and businesses that strategically complement our existing operations to enable us to grow our business.

Experienced Management Team with Proven Track Record. Our executive management team has an average of 28 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions in domestic and foreign markets.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs. Our new generation OSVs and MPSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges were designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers. For example, in the immediate aftermath of the recent Deepwater Horizon incident at the Macondo well, we were able to showcase the versatility of our diversified fleet through our involvement in every major category of marine spill response and relief effort. This led to our two 370 class MPSVs recently being designated as dual-service spill response vessels by the Marine Spill Response Corporation, or MSRC, for the GoM, which should assist our customers in obtaining drilling permits.

Expand Fleet Through Newbuilds and Strategic Acquisitions. We plan to expand our fleet, as market conditions warrant, through construction of new vessels, retrofitting of certain vessels and strategic acquisitions. The 300 class vessels that we plan to build as part of our fifth OSV newbuild program, discussed below, will complement our multi-class fleet offering by adding vessels on the high-end of the equipment spectrum. These high-spec vessels are well-suited to service the substantial number of deep and ultra-deepwater drilling rigs that are currently under construction and expected to deliver over the next several years. In addition, we believe that acquisition opportunities are likely to arise in the Upstream segment. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships.

Pursue Optimal Mix of Long-Term and Short-Term Contracts. We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions designed to allow us to keep pace with cost inflation. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. We plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions in our core markets. We typically seek to maintain sufficient long-term contract coverage to meet our debt service and other fixed obligations, such as recertification related drydocking charges.

Leverage Our Geographic Presence in Our Three Core Markets. We have strategically chosen to focus our efforts in three core geographic markets, the GoM, Brazil, and Mexico. While the GoM has and will continue to be a priority for us, we have recently expanded our presence in each of Brazil and Mexico as we anticipate long-term growth in those markets. We have maintained our Jones Act coastwise trade endorsements for over 70% of our vessels operating abroad. Given the relatively close proximity of these markets, we are able to readily move such vessels among them. We believe this will allow us to conduct a more thorough on-going alternative analysis for vessel deployments within such markets and, thus, better manage our portfolio of contracts to enhance dayrates and utilization over time as contracting opportunities arise. Currently, we have nearly 50% of our active OSV fleet located in Brazil and Mexico. In addition, we recently acquired 100% ownership of a Brazilian entity licensed in Brazil as a navigation company (EBN), which will allow us to streamline our operations and reduce costs in the future. In order to enhance our competitiveness in Mexico, we have re-flagged, or placed under Mexican registry, five of our older new generation U.S.-flagged vessels. We may re-flag additional vessels for use in our Mexican and Brazilian operations as market conditions warrant. Practically all of our remaining fleet is still in the GoM, which will allow us to benefit from our substantial operating leverage in the next up-cycle, which we believe has recently commenced.

Maintain Diversified Service-Offering. In addition to expanding our geographic footprint, our market strategy has been to diversify our revenue mix by adding many oilfield and non-oilfield specialty niche services. Our vessels have been adapted to operate in a host of oilfield specialty configurations, such as flotel services, extended-reach well testing, seismic, deepwater well stimulation, other enhanced oil recovery activities, high-pressure pumping, deep-well mooring, ROV subsea construction, installation, IRM work and decommissioning services. We have also ventured into diverse non-oilfield specialty services such as military applications, fiber-optic cable-lay, and oceanographic research. Our Downstream business also complements our Upstream segment by providing additional revenue and geographic diversification.

Recent Developments

OSV Newbuild Program #5

Concurrently with the commencement of this offering, we announced our plans to enter into contracts for the construction of 16 U.S.-flagged 300 class DP-2 OSVs with options to build an additional 16 such vessels, which we refer to as our OSV Newbuild Program #5. The total purchase price for the first 16 vessels is estimated to be approximately $720 million, excluding capitalized construction period interest. These vessels will be funded with a portion of the proceeds of this offering, cash on hand, projected free cash flow from operations and, if necessary, available capacity under the Company’s currently undrawn and recently expanded $300 million revolving credit facility. Delivery of the first 16 vessels is expected to occur on various dates during 2013 and 2014. Upon the completion of construction of the first 16 vessels of this newbuild program at the end of 2014, we project that the weighted-average age, based on DWT, of our 67-vessel OSV fleet will be seven years. These new OSVs are particularly well-suited for the increased demands of deepwater and ultra-deepwater customers for high-spec vessels, while maintaining an overall size that maximizes efficiency from an operating cost perspective. The vessels will be built in the U.S., which qualifies them for coastwise trade in the GoM under the Jones Act; however, we expect them to service the anticipated increase in deepwater and ultra-deepwater drilling activity in all three of our core markets. The 300 class DP-2 design features 6,000 DWT and 20,000 barrels of liquid mud carrying capacity. The length and high load capacity of these vessels make them ideal candidates for conversion into deepwater construction service and IRM work. We expect our 300 class vessels to offer double the DWT and more than double the liquid mud capacity of our 240 class OSVs, which we believe should allow them to command higher dayrates commensurate with their increased size and capabilities.

Announcement of Third Quarter 2011 Operating Results

On November 3, 2011, the Company announced results for the quarter ended September 30, 2011. Third quarter 2011 revenues decreased 15.6% to $105.8 million compared to $125.4 million for the third quarter of 2010 and increased 30.9% compared to $80.8 million for the second quarter of 2011. Operating income was $14.6 million, or 13.8% of revenues, for the third quarter of 2011 compared to $43.3 million, or 34.5% of revenues, for the prior-year quarter; and $3.8 million, or 4.7% of revenues, for the second quarter of 2011. The Company recorded a net loss for the third quarter of 2011 of ($0.7 million), or ($0.03) per diluted share, compared to net income of $18.2 million, or $0.67 per diluted share, for the same quarter in the prior year; and a net loss of ($7.0 million), or ($0.26) per diluted share, for the second quarter of 2011. EBITDA for the third quarter of 2011 was $35.0 million compared to third quarter 2010 EBITDA of $63.1 million and second quarter 2011 EBITDA of $24.0 million. Excluding $6.5 million of incremental operating costs related to mobilizing vessels to Latin America, our EBITDA, operating margin and earnings per share for the third quarter of 2011 would have been $41.5 million, 20.0% and $0.10. Adjusted for these contract pre-positioning costs, EBITDA for the third quarter of 2011 would have been up 65% over the comparably adjusted EBITDA for the second quarter of 2011, which included $1.2 million of pre-positioning costs. The increase in revenues and operating income of the third quarter of 2011 over the second quarter of 2011 was due principally to higher demand for the Company’s MPSVs and the commencement of charters for five vessels working in Latin America and an increase in the Company’s active new generation OSV fleet. See “Summary Financial Information” for a discussion of EBITDA as a non-GAAP financial measure.

Amended and Restated Revolving Credit Facility

On November 2, 2011, the Company amended and restated its existing revolving credit facility to extend the maturity date, increase the borrowing base, decrease the interest rate and modify certain covenants. These amendments are expected to provide greater financial flexibility to the Company as the market continues to improve. Under the amended facility, the maturity will be extended from March 2013 to November 2016, unless the Company’s 6.125% senior notes remain outstanding on June 1, 2014, in which case the facility would mature on such date. The borrowing base will increase from $250 million to $300 million and the revolving credit facility includes an accordion feature that allows, under certain conditions, for the expansion of the borrowing base up to an aggregate of $500 million. The amended facility will continue to be available for working capital and general corporate purposes, including acquisitions, newbuild and conversion programs and other capital expenditures. The Company also is increasing the number of new generation OSVs pledged as collateral from 19 to 23, commensurate with the increased borrowing base, the incremental amount of which will automatically be effective upon the perfecting of the security interest in the additional collateral vessels. The annual interest rate will be reduced by an amount ranging from 50 basis points to 100 basis points as determined by a specified leverage ratio pricing grid. Unused commitment fees are payable quarterly at an annual rate ranging from 37.5 basis points to 50.0 basis points as determined by a leverage ratio pricing grid. In addition, the amended facility will allow the Company to use such facility as a funding source to re-pay its 1.625% convertible notes or to pre-pay its 6.125% senior notes, provided that the Company maintains certain minimum liquidity levels as defined by the credit agreement. Additionally, if the 1.625% convertible senior notes remain outstanding on April 30, 2013, the Company is required to maintain a specified minimum liquidity level until after the redemption or refinancing of the convertible senior notes. The amended facility also modifies certain of our financial covenants. Other than these key changes, all other definitions and substantive terms in the Company’s credit agreement governing its revolving credit facility were unchanged from the March 2011 amendment and remain in effect through the remaining life of the facility. Please see our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 for more detailed information regarding our amended revolving credit facility. As of September 30, 2011, there were no amounts drawn under of the Company’s revolving credit facility and $0.9 million was posted in letters of credit, which resulted in $249.1 million of credit immediately available under such facility. As of that date, we also had cash on hand of $131.9 million.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is http://www.hornbeckoffshore.com. Information on our website does not constitute part of this prospectus supplement.

The Offering

Issuer	Hornbeck Offshore Services, Inc.

Common Stock Offered	6,750,000 shares of our common stock, par value $0.01

Option to Purchase Additional Shares	The underwriters may purchase up to an additional 1,012,500 shares of our common stock within 30 days of the date of this prospectus supplement.

Common Stock to be Outstanding after this Offering	33,676,899 shares, or 34,689,399 shares if the underwriters exercise their full option to purchase additional shares.(a)

Use of Proceeds	We intend use a portion of the net proceeds of this offering to partially finance our OSV Newbuild Program #5; for possible future acquisitions and additional new vessel construction; and for general corporate purposes.

NYSE Symbol	“HOS”

Risk Factors	An investment in our common stock is subject to risks. Please refer to “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Transfer Agent	BNY Mellon Shareowner Services

(a) The number of shares of common stock outstanding after the offering excludes as of October 31, 2011 (i) up to 794,331 shares reserved for issuance pursuant to future awards under our employee incentive compensation plan, (ii) 888,454 shares reserved for issuance upon exercise of outstanding options at a weighted-average exercise price of $21.96 per share and (iii) 749,264 shares reserved for issuance upon vesting of restricted stock units.

SUMMARY FINANCIAL INFORMATION

(In thousands, except operating and per share data)

Our summary historical consolidated financial information as of and for the periods ended December 31, 2006, 2007, 2008, 2009, and 2010 is derived from our audited historical consolidated financial statements prepared in accordance with generally accepted accounting principles, or GAAP. Our summary historical consolidated financial information as of and for the nine months ended September 30, 2010 and 2011 is derived from our unaudited historical consolidated financial statements. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2011 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated herein by reference.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Statement of Operations Data:
Revenues	$274,551	$338,970	$432,084	$385,948	$420,804	$323,482	$258,911
Operating expenses	95,591	126,876	164,532	161,188	196,771	146,080	152,780
Depreciation and amortization (1)	32,021	35,169	52,002	93,369	77,055	56,946	61,079
General and administrative expenses	28,388	32,857	37,155	30,844	36,774	28,294	27,406
Gain on sale of assets	1,854	1,859	8,402	1,147	2,025	1,344	1,535
Operating income	120,405	145,927	186,797	101,694	112,229	93,506	19,181
Interest income	16,074	18,414	1,525	482	528	353	575
Interest expense	18,866	21,299	8,331	21,024	55,183	40,353	44,976
Other income (expenses) (2)	70	(43)	190	(597)	344	257	58
Income (loss) before income taxes	117,683	142,999	180,181	80,555	57,918	53,763	(25,162)
Income tax expense (benefit)	42,727	51,782	64,379	30,155	21,502	19,962	(8,360)
Net income (loss)	74,956	91,217	115,802	50,400	36,416	33,801	(16,802)

Per Share Data:
Basic net income	$2.78	$3.55	$4.48	$1.94	$1.38	$1.28	$(0.63)
Diluted net income	$2.73	$3.45	$4.29	$1.87	$1.34	$1.24	$(0.63)
Weighted average basic shares outstanding	26,966	25,662	25,840	26,040	26,396	26,365	26,839
Weighted average diluted shares outstanding (3)	27,461	26,467	27,020	26,975	27,176	27,157	26,839

Balance Sheet Data (at period end):
Cash and cash equivalents	$474,261	$173,552	$20,216	$51,019	$126,966	$96,967	$131,919
Working capital	489,261	214,266	66,069	85,736	162,156	140,784	182,385
Property, plant, and equipment, net	532,158	956,558	1,405,340	1,602,663	1,606,121	1,616,549	1,573,692
Total assets	1,098,587	1,265,399	1,595,743	1,786,348	1,878,425	1,859,779	1,877,006
Total long-term debt (4)	475,282	484,076	618,519	746,674	758,233	755,265	767,461
Total stockholders’ equity	502,280	606,147	736,900	797,063	841,877	835,656	829,259

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$131,996	$138,550	$206,832	$183,244	$131,012	$101,519	$17,176
Investing activities	(87,344)	(442,032)	(487,293)	(263,050)	(56,987)	(56,349)	(12,633)
Financing activities	157,797	2,710	127,109	110,590	1,866	678	715

Other Financial Data (unaudited):
EBITDA (5)	$152,496	$181,053	$238,989	$194,466	$189,628	$150,709	$80,318
Capital expenditures	91,418	447,915	505,105	273,646	61,643	59,148	23,968

Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number of new generation OSVs (6)	25.0	29.0	36.4	43.2	49.9	49.5	51.0
Average number of active new generation OSVs (7)	25.0	29.0	36.4	39.2	42.4	42.6	40.5
Average new generation OSV fleet capacity (DWT)	59,042	67,739	84,892	105,858	124,965	123,890	128,190
Average new generation OSV vessel capacity (DWT)	2,362	2,341	2,329	2,448	2,507	2,504	2,514
Average new generation OSV utilization rate (8)	90.3%	93.3%	95.4%	79.9%	71.6%	73.5%	67.5%
Effective new generation OSV utilization rate (9)	90.3%	93.3%	95.4%	88.0%	84.3%	85.3%	84.9%
Average new generation OSV dayrate (10)	$19,380	$21,505	$22,939	$21,348	$21,561	$21,833	$20,812
Effective dayrate (11)	$17,500	$20,064	$21,884	$17,057	$15,438	$16,047	$14,048
Double-hulled Tank Barges(12):
Average number of tank barges (13)	6.0	6.5	8.8	9.0	9.0	9.0	9.0
Average fleet capacity (barrels) (13)	685,902	719,354	872,347	884,621	884,621	884,621	884,621
Average barge capacity (barrels)	114,317	109,943	98,824	98,291	98,291	98,291	98,291
Average utilization rate (8)	97.9%	92.4%	85.0%	71.5%	80.5%	78.8%	88.3%
Average dayrate (14)	$24,539	$23,026	$21,806	$21,138	$17,502	$17,765	$17,351
Effective dayrate (11)	$24,024	$21,276	$18,535	$15,114	$14,089	$13,999	$15,321

(1)	In June 2009, we recorded a pre-tax non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs. This impairment charge is reflected in depreciation expense for the year ended December 31, 2009. The Company’s amortization expense for such period includes a $0.9 million pre-tax non-cash charge for the write-off of remaining goodwill associated with our Downstream segment. Effective January 1, 2007, we modified our assumptions regarding estimated salvage values for our marine equipment. Salvage values for marine equipment are estimated to range between 5% and 25% of the originally recorded cost, depending on vessel type. For the year ended December 31, 2007, this change in estimated salvage values resulted in an increase in operating income, net income and diluted earnings per share of approximately $6.2 million, $4.0 million and $0.15, respectively.
(2)	Represents other operating income and expenses, including equity in income from investments and foreign currency transaction gains or losses.
(3)	For the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and the nine months ended September 30, 2010, stock options representing rights to acquire 323, 146, 3, 414, 400 and 402 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive after considering the exercise price of the options in comparison to the average market price, proceeds from exercise, taxes and related unamortized compensation. Due to a net loss, the Company excluded, for the calculation of loss per share, the effect of equity awards representing the rights to acquire 1,201 shares of common stock for the nine months ended September 30, 2011 because the effect was anti-dilutive.
(4)	Excludes original issue discount associated with our 6.125% senior notes in the amount of $503, $453, $398, $341, $279, $295 and $231 as of December 31, 2006, 2007, 2008, 2009, 2010 and September 30, 2010 and 2011, respectively, original issue discount associated with our 8.000% senior notes in the amount of $6,980, $6,305, $6,479 and $5,760 as of December 31, 2009 and 2010 and September 30, 2010 and 2011 and original issue discount associated with our 1.625% convertible senior notes in the amount of $74,215, $65,471, $56,083, $46,005, $35,183, $37,961 and $26,548 as of December 31, 2006, 2007, 2008, 2009, 2010 and September 30, 2010 and 2011, respectively.
(5)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(6)	We owned 51 new generation OSVs as of December 31, 2010 and September 30, 2011. Our average number of new generation OSVs for the years ended December 31, 2008, 2009 and 2010 reflect the deliveries of multiple vessels under our fourth OSV newbuild program. During 2008, 2009 and 2010, we placed in service, four OSVs, eight OSVs and four OSVs, respectively. Please refer to the New Generation Vessels table on pages S-26 and S-27 of this prospectus supplement for more information about vessel names and in-service dates. Our average number of new generation OSVs for the year ended December 31, 2007 includes ten new generation OSVs that were acquired in August 2007. Excluded from this data are ten conventional OSVs that were also acquired in August 2007, nine of which have been sold on various dates in 2008, 2009, and 2010. Our remaining conventional OSV, which is stacked, is considered a non-core asset.
(7)	In response to weak market conditions, we elected to stack certain of our new generation OSVs on various dates in 2009 and 2010. Based on improved market conditions, we have unstacked 10 new generation OSVs since early 2011 and now have only five DP-1 new generation OSVs stacked. Active new generation OSVs represent vessels that are immediately available for service during each respective period.
(8)	Average utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(9)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days.
(10)	Average new generation OSV dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenue.
(11)	Effective dayrate represents the average dayrate multiplied by the average utilization rate for the respective periods.
(12)	Other operating data for tugs and tank barges reflects only the results from our double-hulled tank barges as our single-hulled tank barges are considered non-core assets. Our active Downstream fleet is comprised of nine double-hulled barges and nine ocean-going tugs.
(13)	The averages for the years ended December 31, 2007, 2008, 2009 and 2010 include the Energy 6506, Energy 6507 and Energy 6508, three double-hulled tank barges delivered under our second TTB newbuild program in August 2007, November 2007, and March 2008, respectively. As of September 30, 2011, our double-hulled tank barge fleet consisted of nine vessels.
(14)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost paid by customers of in-chartering third-party equipment.

Non-GAAP Financial Measures

We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission and in this prospectus supplement. We define EBITDA as earnings (net income) before interest, income taxes, depreciation and amortization. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit their usefulness as comparative measures.

We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to this measure is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA is also a financial metric used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA as we define that term for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and the nine months ended September 30, 2010 and 2011, respectively (in thousands).

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Components of EBITDA:
Net income (loss)	$74,956	$91,217	$115,802	$50,400	$36,416	$33,801	$(16,802)
Interest, net:
Debt obligations	18,866	21,299	8,331	21,024	55,183	40,353	44,976
Interest income	(16,074)	(18,414)	(1,525)	(482)	(528)	(353)	(575)

Total interest, net	2,792	2,885	6,806	20,542	54,655	40,000	44,401

Income tax expense	42,727	51,782	64,379	30,155	21,502	19,962	(8,360)
Depreciation	24,070	22,950	33,498	69,461	58,509	43,275	45,759
Amortization	7,951	12,219	18,504	23,908	18,546	13,671	15,320

EBITDA	$152,496	$181,053	$238,989	$194,466	$189,628	$150,709	$80,318

The following table reconciles EBITDA to cash flows provided by operating activities for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and the nine months ended September 30, 2010 and 2011, respectively (in thousands).

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
EBITDA Reconciliation to GAAP:
EBITDA	$152,496	$181,053	$238,989	$194,466	$189,628	$150,709	$80,318
Cash paid for deferred drydocking charges	(12,881)	(19,812)	(19,773)	(19,234)	(22,510)	(15,661)	(16,478)
Cash paid for interest	(18,537)	(22,644)	(24,981)	(24,201)	(44,178)	(32,639)	(32,481)
Cash paid for taxes	(1,398)	(4,799)	(6,119)	(15,520)	(2,809)	(2,599)	(833)
Changes in working capital	8,797	(986)	15,406	41,117	4,316	(3,690)	(18,973)
Stock-based compensation expense	5,196	7,390	10,815	8,704	8,710	6,835	5,654
Changes in other, net	(1,677)	(1,652)	(7,505)	(2,088)	(2,145)	(1,436)	(31)

Cash flows provided by operating activities	$131,996	$138,550	$206,832	$183,244	$131,012	$101,519	$17,176

In addition, we also make certain adjustments to EBITDA for loss on early extinguishment of debt, stock-based compensation expense and interest income to compute ratios used in certain financial covenants of our revolving credit facility with various lenders. We believe that these ratios are a material component of certain financial covenants in such credit agreements and failure to comply with the financial covenants could result in the acceleration of indebtedness or the imposition of restrictions on our financial flexibility.

The following table provides certain detailed adjustments to EBITDA, as defined in our revolving credit facility for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and the nine months ended September 30, 2010 and 2011 respectively (in thousands).

Adjustments to EBITDA for Computation of Financial Ratios Used in Debt Covenants

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Stock-based compensation expense	$5,196	$7,390	$10,815	$8,704	$8,710	$6,835	$5,654
Interest income	16,074	18,414	1,525	482	528	353	575

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, as applicable, and

•	EBITDA does not reflect changes in our net working capital position.

Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

RISK FACTORS

We urge you to carefully consider the risk factors described below and those included in the accompanying prospectus and in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as other information we have provided in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, before reaching a decision regarding an investment in our common stock. The risks described below and cross-referenced above are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

The failure to successfully contract for and complete our OSV Newbuild Program #5 or repairs, maintenance and routine drydockings on schedule and on budget could adversely affect our financial condition and results of operations.

Concurrently with the commencement of this offering, we announced our OSV Newbuild Program #5. We have not yet finalized the shipyard contracts for this newbuild program. We also routinely engage shipyards to drydock our vessels for regulatory compliance and to provide repair and maintenance. Our OSV Newbuild Program #5 and drydockings are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, including costs of steel, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Inability to successfully contract for or significant delays under our OSV Newbuild Program #5 could have a material adverse effect on anticipated contract commitments or anticipated revenues. Further, significant delays with respect to other possible newbuild programs or the conversion or drydockings of vessels could result in similar adverse effects to our anticipated contract commitments or revenues. Significant cost overruns or delays for vessels under construction, conversion or retrofit not adequately protected by liquidated damages provisions, in general could adversely affect our financial condition and results of operations. In addition, our Upstream vessels are sometimes chartered or hired to provide services to a specified drilling rig or project. A delay in the availability of the drilling rig or other project delays may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

Demand for our OSV services substantially depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control. As discussed herein, oil and gas exploration, development and production activity in the GoM declined sharply in the wake of the Obama Administration’s drilling moratorium and subsequent de facto regulatory moratorium that followed the Deepwater Horizon incident. While there has been gradual improvement in the number of incremental deepwater well permits issued per month in the GoM, it is possible that legislation or additional regulations implemented in response to the Deepwater Horizon incident, as well as the outcome of pending litigation brought by environmental groups challenging exploration plans recently approved by the DOI may slow the pace of this permitting.

In addition to the foregoing, the following factors may influence oil and gas exploration, development and production levels in the GoM, as well as our other core markets of Mexico and Brazil:

•	local and international political and economic conditions and policies;

•	changes in capital spending budgets by our customers;

•	unavailability of drilling rigs in our core markets of the GoM, Mexico and Brazil;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	successful exploration for, and production and transportation of, oil and natural gas from onshore sources;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental and other regulation affecting our customers and their other service providers; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

Failure by Petrobras to continue its announced plans for increased exploration and production activities offshore Brazil could have a material adverse effect on the market for high-spec OSVs.

Petrobras has publicly announced plans to spend approximately $128 billion on exploration and production activities from 2011 through 2015 and has stated that its vessel needs could increase from approximately 290 in 2010 to nearly 480 in 2015. Any decision by Petrobras to materially reduce the scope or pace of its announced exploration and production plans offshore Brazil could negatively impact the worldwide market for high-spec OSVs and could have a material adverse effect on our financial condition and results of operations.

Increases in the supply of vessels could decrease dayrates.

In addition to our OSV Newbuild Program #5, certain of our competitors have announced plans to construct new vessels to be deployed in domestic and foreign locations. A remobilization to the GoM oilfield of U.S.-flagged vessels currently operating in other regions or in non-oilfield applications would result in an increase in vessel capacity in the GoM, one of our core markets. Similarly, vessel capacity in foreign markets, including our core markets of Mexico and Brazil, may also be impacted by U.S.-flagged or other vessels migrating to such foreign locations. Construction of double-hulled, ocean-going tank barges has increased ocean-going tank barge capacity. Further, a repeal, suspension or significant modification of the Jones Act, or the administrative erosion of its benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs or MPSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in the oil and gas industry on our results of operations and financial condition. Similarly, any increase in the supply of ocean-going tank barges, could not only increase competition, domestically and internationally, for charters and lower utilization and dayrates, which could negatively affect our revenues and profitability, but could also worsen the impact of any reduction in domestic consumption of refined petroleum products or crude oil on our results of operations and financial condition. Because some services provided by MPSVs are not protected by the Jones Act, foreign competitors may bring MPSVs to the GoM or build additional MPSVs that we will compete with domestically or internationally.

We may not have the funds available or be able to obtain the funds necessary to meet the obligations relating to our OSV Newbuild Program #5, as well as the obligations related to the first put option under our 1.625% convertible senior notes in 2013 and the coming maturity of our 6.125% senior notes in 2014.

Under our OSV Newbuild Program #5, it is anticipated that we will be required to spend approximately $720 million, excluding capitalized construction period interest, for the construction of the initial sixteen 300 class DP-2 OSVs that we intend to order. The amounts required to fund OSV Newbuild Program #5 represent a substantial capital commitment. We expect the obligations relating to this newbuild program to be paid, over time through 2014, based on construction milestones. In November 2013, holders of the 1.625% convertible senior notes may require us to purchase their notes for cash. In November 2014, our 6.125% senior notes mature. To the extent that the proceeds of this offering, cash on hand and cash flow from operations are not sufficient to meet these obligations we plan to borrow on our currently undrawn and recently expanded credit facility, sell non-core assets and arrange for additional financing. Nevertheless, there can be no assurance that we will be able to sell our non-core assets or arrange for additional financing on acceptable terms. Further, under our amended and restated credit facility, we must meet certain liquidity requirements before we are permitted to purchase or repay our 1.625% convertible senior notes and our 6.125% senior notes. Failure to meet our obligations related to our OSV Newbuild Program #5, our 1.625% convertible senior notes and our 6.125% senior notes may result in the acceleration of our other indebtedness and result in a material adverse effect on our financial condition and results of operations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board, the Environmental Protection Agency and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Coast Guard and Customs Service are authorized to inspect vessels at will. Our operations are also subject to international conventions and federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, or operational changes. While we endeavor to comply with all applicable laws, we might not and our failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase costs that we may not be able to pass along to our customers. Any changes in applicable conventions, laws, regulations or standards that would impose additional requirements or restrictions on our or our oil and gas exploration and production customers’ operations could adversely affect our financial condition and results of operations. It is possible that, in response to the Deepwater Horizon incident, these laws and regulations may become even more stringent, which could also adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, MPSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, MPSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our vessels could adversely affect our results of operations and financial condition.

Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity securities are held by U.S. citizens. We endeavor to ensure that we would be determined to be a U.S. citizen as defined under these laws by including in our certificate of incorporation certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishing certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected.

On November 3, 2011, the Department of Homeland Security published in the Federal Register its request for comments and information on the various mechanisms that publicly traded companies have chosen to employ in order to assure compliance with the citizenship requirements of the Jones Act. We do not know whether the request will lead to regulatory changes that could adversely affect the manner in which we evidence that we are maintaining our required level of U.S. citizenship.

The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have recently been circumvented by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. To the extent such efforts are successful and foreign competition is permitted, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations. In addition, in the interest of national defense, the Secretary of Homeland Security is authorized to suspend the coastwise trading restrictions imposed by the Jones Act on vessels not controlled by U.S. citizens. Such a waiver was issued following Hurricane Katrina and was in effect on a temporary basis for tank vessels that carried petroleum products. A more limited waiver continues in existence for vessels that carry petroleum cargoes from the Strategic Petroleum Reserve.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

In crewing our vessels, we require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential vessel employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. As a result of reduced utilization and dayrates over a period from April 2010 until late in the third quarter of 2011, we furloughed or layed-off employees. As utilization improves and as the vessels being constructed in our OSV Newbuild Program #5 are delivered and placed in service, we may not be able rehire these employees or find suitable replacements.

With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our financial condition and results of operations may be adversely affected. If we are unable to recruit qualified personnel we may not be able to operate our vessels at full utilization, which would adversely affect our results of operations.

Changes in legislation, policy, restrictions or regulations for drilling in the Gulf of Mexico that cause delays or deter new drilling could have a material adverse effect on our financial position, results of operations and cash flows.

In response to the April 20, 2010, Deepwater Horizon incident, the Obama Administration and regulatory agencies with jurisdiction over oil and gas exploration, including the DOI, responded to the Deepwater Horizon incident by imposing temporary moratoria on drilling operations, by requiring operators to reapply for exploration plans and drilling permits which had previously been approved and by adopting numerous new regulations and new interpretations of existing regulations regarding operations in the U.S. Gulf of Mexico that are applicable to our Upstream customers and with which their new applications for exploration plans and drilling permits must prove compliant. Compliance with these new regulations and new interpretations of existing regulations may materially increase the cost of drilling operations in the GoM, which could materially adversely impact our business, financial position or results of operations.

The uncertainty surrounding the timing and cost of drilling activities in the GoM is primarily the result of (i) newly issued regulations by the DOI and the BOEMRE, (ii) on-going clarifications and interpretive guidance often in the form of an NTL issued by the DOI, BOEM and BSEE (defined below) relating to these newly issued regulations as well as with respect to existing regulations, (iii) continuing compliance efforts relating to these regulations, clarifications and guidance, (iv) continuing uncertainty as to the ability of BSEE to timely review submissions and issue drilling permits, (v) the general uncertainty regarding additional regulation of the oil and gas industry’s operations in the GoM and (vi) on-going and potential third party legal challenges to industry drilling operations in the GoM. Since early 2011, there has been gradual improvement in the number of approved permits per month, however, it is possible that the improvement of this pace could slow or reverse as a result of the uncertainties discussed above. In addition, the commission appointed by the President of the United States to study the causes of the catastrophe released its report and has recommended certain legislative and regulatory measures that should be taken to minimize the possibility of a reoccurrence of a disastrous spill. Various bills are being considered by Congress which, if enacted, could either significantly impact drilling and exploration activities in the GoM, particularly in the deepwater areas, or possibly drive a substantial portion of drilling and operational activity out of the GoM.

In addition, effective October 1, 2011, the BOEMRE was split into two federal bureaus, the Bureau of Ocean Energy Management (“BOEM”), which handles offshore leasing, resource evaluation, review and administration of oil and gas exploration and development plans, renewable energy development, National Environmental Policy Act analysis and environmental studies, and the Bureau of Safety and Environmental Enforcement (“BSEE”), which is responsible for the safety and enforcement functions of offshore oil and gas operations, including the development and enforcement of safety and environmental regulations, permitting of offshore exploration, development and production activities, inspections, offshore regulatory programs, oil spill response and newly formed training and environmental compliance programs. Consequently, after October 1, 2011, our GoM oil and gas exploration and production customers are interacting with two newly formed federal bureaus to obtain approval of their exploration and development plans and issuance of drilling permits, which may result in added plan approval or drilling permit delays as the functions of what was formerly the BOEMRE are fully divested from the former agency and implemented in the two federal bureaus.

Given the current restrictions, potential future restrictions and the uncertainty surrounding the availability of any exceptions to any restrictions, we cannot predict with certainty the pace with which our GoM oil and gas exploration and production customers will be able to continue their drilling activities in the GoM. Further restrictions on or a prolonged delay in these drilling operations would have a material adverse effect on our business, financial position or future results of operations. Moreover, the uncertainty caused by any such legislation, policy, restrictions or regulations for new drilling in the GoM could aggravate the potentially adverse effects of many of the risks otherwise identified in this prospectus supplement, the accompanying prospectus or the risks discussed in the other reports incorporated herein by reference.

Risks Related To This Offering

We have no plans to pay dividends on our common stock. You may not receive funds without selling your shares.

We currently intend to retain any future earnings to finance the growth, development and expansion of our business, including our OSV Newbuild Program #5 discussed herein. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the indentures governing our 6.125% and 8% senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends without meeting certain financial ratios and obtaining the consent of the lenders.

The price of our shares of common stock may fluctuate significantly in the future, and you could lose all or a part of your investment as a result.

The trading price of our common stock could be subject to significant fluctuations, and may decline. The following factors could affect our stock price:

•

government legislation and regulations, including any legislation or regulations implemented in response to the Deepwater Horizon incident, as well as the outcome of pending litigation brought by environmental groups challenging recent exploration plans approved by the DOI;

•	the prices of oil and gas;

•	our operating results;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	speculation in the press or investment community;

•	general market conditions, including fluctuations in commodity prices;

•	news announcements regarding the oil and gas or related industries in general, our customers, our competitors or us;

•	matters described in our risk factor sections; or

•	other factors beyond our control.

The stock markets in general have also experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This volatility and the realization of any of the risks described above could cause the market price of our common stock to decline significantly.

Future sales of our common stock could adversely affect its market price.

Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate. As of October 31, 2011, there were 26,926,899 shares of our common stock outstanding, which are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act, absent registration under the Securities Act.

As of October 31, 2011, there were 1,637,718 shares of common stock subject to issuance upon the exercise of outstanding stock options or the vesting of outstanding restricted stock units and there were 794,331 shares of common stock available for future issuance under our incentive compensation plan.

The fundamental change purchase feature of our 1.625% convertible senior notes and provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law may delay or prevent an otherwise beneficial takeover attempt of our company.

The terms of our 1.625% convertible senior notes require us to purchase the notes for cash in the event of a fundamental change. A takeover of our company would trigger the requirement that we purchase the notes. Furthermore, our certificate of incorporation and bylaws, Delaware corporations law, and our stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

The convertible note hedge and warrant transactions may affect the value of our common stock.

In connection with the original issuance of our 1.625% convertible senior notes, we entered into convertible note hedge and warrant transactions with counterparties that include affiliates of the initial purchasers of the convertible senior notes. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of such notes. However, if the warrants are exercised, such exercise would mitigate some of that reduction. In connection with these hedging and warrant transactions, such counterparties or their affiliates may enter into, or may unwind, various derivatives and/or purchase or sell our common stock in secondary market transactions (and are likely to do so during any observation period related to a conversion of notes).

The effect, if any, of these convertible note hedge and warrant transactions or any of these hedging activities on the market price of our common stock or the convertible senior notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could materially and adversely affect the value of our common stock.

Conversion of the 1.625% convertible senior notes or exercise of the warrants issued in the warrant transactions may dilute the ownership interest of existing stockholders.

The conversion of the 1.625% convertible senior notes or exercise of some or all of the warrants we issued in the warrant transactions may dilute the ownership interests of existing stockholders. Although the convertible note hedge transactions are expected to reduce potential dilution upon conversion of the 1.625% convertible senior notes, the warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. Any sales in the public market of our common stock issuable upon such conversion of the 1.625% convertible senior notes could adversely affect prevailing market prices of our common stock. In addition, the anticipated exercise of the warrants for shares of our common stock could depress the price of our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after underwriting discounts and estimated offering expenses, will be approximately $229 million (approximately $264 million if the underwriters’ over-allotment option is exercised in full), based on an assumed offering price of $35.61, which was the closing price of our stock on November 4, 2011.

We intend to use the net proceeds to us from this offering:

•	to finance a portion of the OSV Newbuild Program #5 discussed herein;

•	for possible future acquisitions and additional new vessel construction; and

•	for general corporate purposes.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks, or invest them in cash equivalents or short-term securities that our investment policies permit us to invest in from time to time.

CAPITALIZATION

The following table sets forth (i) our actual capitalization as of September 30, 2011 and (ii) our capitalization, as adjusted, as of September 30, 2011 giving effect to the offering and the application of net proceeds to increase cash and cash equivalents pending the uses set forth in “Use of Proceeds.” You should read this table in conjunction with other sections of this prospectus supplement, the accompanying prospectus and any documents that are incorporated by reference, including our consolidated financial statements and the notes thereto.

	As of September 30, 2011
(In thousands, except per share data)	Actual	As Adjusted
Cash and cash equivalents	$131,919	$361,071

Debt:
Revolving credit facility due 2016(1)	$—	$—
6.125% senior notes due 2014, net of original issue discount of $231	299,769	299,769
8.000% senior notes due 2017, net of original issue discount of $5,760	244,240	244,240
1.625% convertible senior notes due 2026, net of original issue discount of $26,548 (2)	223,452	223,452

Total debt	767,461	767,461

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; none issued or outstanding	—	—
Common stock: $0.01 par value; 100,000 shares authorized, 26,927 and 33,677 shares issued and outstanding, respectively	270	338
Additional paid-in capital	420,158	649,242
Retained earnings	408,832	408,832
Accumulated other comprehensive loss	(1)	(1)

Total stockholders’ equity	829,259	1,058,411

Total capitalization	$1,596,720	$1,825,872

(1)	See discussion of amended and restated credit facility under “Prospectus Supplement Summary—Recent Events.”
(2)	The notes initially bear interest at a fixed rate of 1.625% per year, declining to 1.375% beginning on November 15, 2013.

OUR UPSTREAM FLEET

We operate two business segments in the marine industry, the Upstream and Downstream segments. For the nine months ended September 30, 2011, our Upstream and our Downstream segments contributed 97% and 3% to our operating income, respectively. Our Upstream segment owns and operates one of the youngest and largest fleets of U.S.-flagged, new generation OSVs and, we believe, one of the youngest and largest U.S.-owned fleets of DP-2 and DP-3 MPSVs. Together, these vessels support deepwater and ultra-deepwater exploration, development, production, construction, installation, IRM, well-stimulation and enhanced oil recovery requirements of the offshore oil and gas industry, primarily in our core markets of the GoM, Brazil and Mexico and in other select international markets. Our Downstream segment owns and operates a fleet of ocean-going tugs and double-hulled tank barges that transport petroleum products, primarily in the northeastern United States and the GoM.

As of September 30, 2011, our 45 active new generation OSVs and four MPSVs were operating in domestic and international areas as noted in the following table:

Operating Areas

Domestic
GoM	17
Other U.S. coastlines (1)	5

22

Foreign
Brazil	14
Mexico	9
Other Latin America	2
Middle East	2

27

Total Upstream Vessels (2)	49

(1)	Includes vessels that are currently supporting the military.
(2)	Excluded from this table are six of our new generation OSVs and one conventional OSV that were stacked as of September 30, 2011. Subsequently, we have unstacked one of our new generation OSVs to work in the GoM, and as a result, we now have 50 Upstream vessels in service.

OSVs

OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore and subsea construction, installation, IRM and decommissioning activities. OSVs differ from other ships primarily due to their cargo-carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and production facilities. In the mid-1990s, oil and gas producers began seeking large hydrocarbon reserves in deeper water depths using new, specialized drilling and production equipment. We recognized that the then-existing fleet of conventional OSVs operating in the GoM was not designed to support these more complex projects or to operate in the challenging environments in which they were conducted. Therefore, in 1997, we conceived of a fleet of new generation OSVs with enhanced capabilities to allow them to more effectively support deepwater drilling and related construction projects. In order to best serve these projects, we designed our new generation vessels with larger liquid mud and dry bulk cement capacities, as well as larger areas of open deck space, which are features essential to deepwater projects that are often distant from shore-based support infrastructure. Deepwater environments also require dynamic positioning, or anchorless station-keeping capability, driven primarily by safety concerns that preclude vessels from physically mooring to deepwater installations. Such DP systems have experienced steady increases in technology over time with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in deepwater construction and subsea operations. Higher numbers represent greater DP capabilities.

Since 1997, we have executed our business plan to serve the deepwater exploration and production requirements of our customers with our diverse fleet of new generation OSVs. Our new generation OSV fleet is comprised of 51 vessels of a broad array of vessel classes with varying sizes and capabilities that are particularly suited for our customers’ evolving needs.

MPSVs

MPSVs also support the offshore exploration and production activities of the energy industry. MPSVs are distinguished from OSVs in that they are significantly larger and more specialized vessels that are principally used to support complex deepwater subsea construction, installation, intervention, IRM, decommissioning and other sophisticated operations. These vessels are or can be equipped with a variety of lifting and deployment systems, including ROVs, large capacity cranes, winches or reel systems. For example, MPSVs can serve as a platform for the subsea installation of risers, jumpers and umbilicals. MPSVs also support ROV operations, diving activities, oil spill response efforts, well intervention, including live well intervention, platform decommissioning, and other complex construction operations. Generally, MPSVs command higher day rates than OSVs due to their significantly larger relative size and versatility, as well as higher construction and operating costs. Our 370 class DP-2 new generation MPSVs, the HOS Centerline and the HOS Strongline, are also capable of transporting deck or bulk cargoes with capacities that have approximately double the deadweight and three times the liquid mud capacity of one of our 265 class new generation OSVs and more than eight times the liquid mud capacity of one of our 200 class new generation OSVs. Moreover, these MPSVs can assist in large volume deepwater well testing and flow-back operations.

The HOS Iron Horse and HOS Achiever are 430 class DP-3 new generation MPSVs, which are designed to handle a variety of global offshore energy applications, many of which are not dependent on the exploratory rig count. They are excellent platforms for those services described above with the exception of handling liquid cargoes. The HOS Iron Horse and the HOS Achiever are not U.S.-flagged vessels; however, they can engage in certain legally permissible operations in the U.S. that do not constitute coastwise trade.

OSV Newbuild Program # 5

Concurrently with the commencement of this offering, we announced our plans to enter into contracts for the construction of 16 U.S.-flagged 300 class DP-2 OSVs with options to build an additional 16 such vessels, which we refer to as our OSV Newbuild Program #5. The total purchase price for the first 16 vessels is estimated to be approximately $720 million, excluding capitalized construction period interest. These vessels will be funded with a portion of the proceeds of this offering, cash on hand, projected free cash flow from operations and, if necessary, available capacity under the Company’s currently undrawn and recently expanded $300 million revolving credit facility. Delivery of the first 16 vessels is expected to occur on various dates during 2013 and 2014. Upon the completion of construction of the first 16 vessels of this newbuild program at the end of 2014, we project that the weighted-average age, based on DWT, of our 67-vessel OSV fleet will be seven years. These new OSVs are particularly well-suited for the increased demands of deepwater and ultra-deepwater customers for high-spec vessels, while maintaining an overall size that maximizes efficiency from an operating cost perspective. The vessels will be built in the U.S., which qualifies them for coastwise trade in the GoM under the Jones Act; however, we expect them to service the anticipated increase in deepwater and ultra-deepwater drilling activity in all three of our core markets. The 300 class DP-2 design features 6,000 DWT and 20,000 barrels of liquid mud carrying capacity. The length and high load capacity of these vessels make them ideal candidates for conversion into deepwater construction service and IRM work. We expect our 300 class vessels to offer double the DWT and more than double the liquid mud capacity of our 240 class OSVs, which we believe should allow them to command higher dayrates commensurate with their increased size and capabilities.

The following table provides information as of November 7, 2011, regarding our fleet of new generation Upstream vessels.

New Generation Upstream Vessels

Name (1)	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Brake Horsepower	DP Class (2)
Active:
MPSVs
HOS Achiever	430	Multi-Purpose (FF)	GoM	Oct 2008	8,500	n/a	8,000	DP-3
HOS Iron Horse	430	Multi-Purpose (FF)	GoM	Nov 2009	9,000	n/a	8,000	DP-3
HOS Centerline	370	Multi-Purpose	GoM	Mar 2009	8,000	32,000	6,000	DP-2
HOS Strongline	370	Multi-Purpose	GoM	Mar 2010	8,000	32,000	6,000	DP-2

OSVs
300 class (Over 5,000 DWT)
HOS Newbuild #1	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #2	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #3	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #4	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #5	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #6	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #7	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #8	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #9	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #10	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #11	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #12	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #13	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #14	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #15	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Newbuild #16	300	Supply	TBD	TBD	6,000 est.	20,000 est.	8,000 est.	DP-2
HOS Coral	290	Supply	GoM	Mar 2009	5,600	15,200	6,100	DP-2
280 class (3,500 to 5,000 DWT)
Independence (3)	265	Well Stimulation	GoM	Nov 2001	3,756	10,700	6,700	DP-2
HOS Brimstone	265	Supply	GoM	Jun 2002	3,756	10,400	6,700	DP-2
HOS Stormridge	265	Supply	Brazil	Aug 2002	3,756	10,400	6,700	DP-2
HOS Sandstorm	265	Supply	Brazil	Oct 2002	3,756	10,400	6,700	DP-2
240 class (2,500 to 3,500 DWT)
HOS Saylor	240	Well Stimulation (FF)	Mexico	Oct 1999	3,322	n/a	8,000	DP-1
HOS Navegante (4)	240	Supply (FF)	Brazil	Jan 2000	3,322	6,000	7,845	DP-1
HOS Resolution	250EDF	Supply	Brazil	Oct 2008	2,950	8,300	6,000	DP-2
HOS Mystique	250 EDF	ROV Support	GoM	Jan 2009	2,950	8,300	6,000	DP-2
HOS Black Powder	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
HOS Westwind	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
HOS Eagleview	250 EDF	Military	Other U.S.	Oct 2009	2,900	8,300	6,000	DP-2
HOS Arrowhead	250 EDF	Military	Other U.S.	Jan 2010	2,900	8,300	6,000	DP-2
HOS Pinnacle	250 EDF	Supply	Brazil	Feb 2010	2,950	8,300	6,000	DP-2
HOS Windancer	250 EDF	Supply	Brazil	May 2010	2,950	8,300	6,000	DP-2
HOS Wildwing	250 EDF	Supply	Brazil	Sept 2010	2,950	8,300	6,000	DP-2
HOS Bluewater	240 ED	Supply	Brazil	Mar 2003	2,850	8,300	4,000	DP-2
HOS Gemstone	240 ED	Supply	Brazil	Jun 2003	2,850	8,300	4,000	DP-2
HOS Greystone	240 ED	Supply	Brazil	Sep 2003	2,850	8,300	4,000	DP-2
HOS Silverstar	240 ED	Supply	GoM	Jan 2004	2,850	8,300	4,000	DP-2
HOS Polestar	240 ED	Supply	Other Latin America	May 2008	2,850	8,300	4,000	DP-2
HOS Shooting Star	240 ED	Supply	GoM	Jul 2008	2,850	8,300	4,000	DP-2
HOS North Star	240 ED	Supply	GoM	Nov 2008	2,850	8,300	4,000	DP-2
HOS Lode Star	240 ED	Supply	GoM	Feb 2009	2,850	8,300	4,000	DP-2
HOS Silver Arrow	240 ED	Supply	Other Latin America	Oct 2009	2,850	8,300	4,000	DP-2
HOS Sweet Water	240 ED	Supply	GoM	Dec 2009	2,850	8,300	4,000	DP-2

Name (1)	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Brake Horsepower	DP Class (2)
200 class (1,500 to 2,500 DWT)
HOS Innovator	240 E	Supply	GoM	Apr 2001	2,380	5,500	4,500	DP-2
HOS Dominator	240 E	Military	Other U.S.	Feb 2002	2,380	6,400	4,500	DP-2
HOS Deepwater	240	Supply (FF)	Mexico	Nov 1999	2,250	6,300	4,500	DP-1
HOS Cornerstone	240	Supply	GoM	Mar 2000	2,250	6,300	4,500	DP-1
HOS Hope	200	Supply	Brazil	Jan 1999	2,250	4,100	4,200	DP-1
HOS Beaufort	200	Well Stimulation	Mexico	Mar 1999	2,250	4,100	4,200	DP-1
HOS Hawke	200	Well Stimulation (FF)	Mexico	Jul 1999	2,250	4,100	4,200	DP-1
HOS Byrd	200	Supply	GoM	Aug 1999	2,250	4,100	4,200	DP-1
HOS Douglas	200	Supply	Middle East	Apr 2000	2,250	4,100	4,200	DP-1
HOS Davis	200	Supply	GoM	Jun 2000	2,250	4,100	4,200	DP-1
HOS Nome	200	Supply	Middle East	Aug 2000	2,250	4,100	4,200	DP-1
HOS North	200	Supply	Brazil	Oct 2000	2,250	4,100	4,200	DP-1
HOS St. James	200	Supply	Brazil	Oct 1999	2,246	4,100	4,200	DP-1
HOS St. John	200	Supply	Brazil	Jan 2000	2,246	4,100	4,200	DP-1
HOS Crossfire	200	Supply (FF)	Mexico	Nov 1998	1,750	3,600	4,000	DP-1
HOS Super H	200	Supply	GoM	Jan 1999	1,750	3,600	4,000	DP-1
HOS Brigadoon	200	Supply (FF)	Mexico	Mar 1999	1,750	3,600	4,000	DP-1
HOS Thunderfoot	200	Supply	Mexico	May 1999	1,750	3,600	4,000	DP-1
HOS Dakota	200	Supply (FF)	Mexico	Jun 1999	1,750	3,600	4,000	DP-1
HOS Explorer	220	Supply	GoM	Feb 1999	1,607	3,100	3,900	DP-1

Inactive: (5)
OSVs
200 class (1,500 to 2,500 DWT)
HOS Trader	220	Supply	GoM	Nov 1997	1,607	3,100	3,900	DP-1
HOS Voyager	220	Supply	GoM	May 1998	1,607	3,100	3,900	DP-1
HOS Express	220	Supply	GoM	Sep 1998	1,607	3,100	3,900	DP-1
HOS Mariner	220	Supply	GoM	Sep 1999	1,607	3,100	3,900	DP-1
HOS Pioneer	220	Supply	GoM	Jun 2000	1,607	3,100	4,200	DP-1

FF – foreign-flagged

(1)	Excludes one conventional OSV acquired with the Sea Mar Fleet in August 2007. This vessel, the Cape Breton, is considered a non-core asset and is currently inactive and marketed for sale.
(2)	“DP-1,” “DP-2” and “DP-3” mean various classifications, or equivalent, of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading.
(3)	The BJ Blue Ray was renamed the Independence in 2010 due to the BJ Services/Baker Hughes merger and the resulting vessel charter assignment to a third party.
(4)	The HOS Navegante, a foreign-flagged AHTS, is used primarily for its OSV capabilities.
(5)	As a result of soft Upstream market conditions that occurred preceding and during the Obama Administration’s drilling moratorium and the subsequent de facto regulatory moratorium, we stacked a total of 15 OSVs. Because of improving market conditions, we have returned all but five to service.

UNDERWRITING

Barclays Capital Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, subject to certain conditions, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Global Hunter Securities, LLC
Johnson Rice & Company L.L.C.
Pritchard Capital Partners, LLC
Simmons & Company International L.L.C.

Total	6,750,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $1.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,012,500 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,750,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, subject to certain exceptions, and without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Commission over which such party exercises dispositive control and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or, exercisable or exchangeable for common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement.

Barclays Capital Inc. and J.P. Morgan Securities LLC, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement, the accompanying prospectus and the documents incorporated by reference in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our common stock is traded on the New York Stock Exchange under the symbol “HOS”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships With Underwriters

Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. In particular, affiliates of all the book running managers of this offering are lenders under our amended and restated credit facility, and an affiliate of Wells Fargo Securities, LLC is the agent under our amended and restated credit facility.

Selling Restrictions

We are subject to the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity securities are held by U.S. citizens. For more information regarding the restrictions imposed by the Jones Act, please see the risk factor “We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business” beginning on page S-17 of this prospectus supplement.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of New Shares will be made in the Institutional Offering to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the New Shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of New Shares may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including:

(A) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(B) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognised as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the Subscribers; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any New Shares or to whom any offer is made under the Institutional Offering will be deemed to have represented, acknowledged and agreed to and with each Subscriber and the Bank that (A) it is a “qualified investor,” and (B) in the case of any New Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the New Shares acquired by it in the Institutional Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where New Shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those New Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any New Shares to be offered so as to enable an investor to decide to purchase any New Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, this document may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Dubai International Financial Centre

This prospectus supplement and accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. They must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set forth therein and has no responsibility for the prospectus supplement or the accompanying prospectus. The securities to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement and the accompanying prospectus you should consult an authorized financial advisor.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the common stock. The shares of common stock are being offered in a private placement to “qualified institutional investors”

(tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the shares of common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii) where no consideration is or will be given for the transfer; or

(iv) where the transfer is by operation of law.

By accepting this prospectus supplement and the accompanying prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Winstead PC, Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead PC, is a nonvoting, advisory director appointed by our board of directors, owns 95,845 shares of our common stock and has options to acquire 16,125 shares of our common stock and restricted stock units covering 4,000 shares of common stock, subject to vesting. Certain legal matters in connection with this offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. and subsidiaries appearing in Hornbeck Offshore Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Hornbeck Offshore Services, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, under which we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy this information at the following location of the Commission at prescribed rates at Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information about the Public Reference Room. In addition, our reports and other information concerning us can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Commission. The address of that website is www.sec.gov. Commission filings may also be accessed free of charge through our Internet website at www.hornbeckoffshore.com (click on “Investors” and then “SEC Filings”). Information contained on our website, other than documents specifically incorporated by reference into this prospectus supplement is not intended to be incorporated by reference into this prospectus supplement, and you should not consider that information as part of this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “remain,” “should” or “will” or other comparable words or the negative of such words. The accuracy of the Company’s assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company’s actual future results might differ from the forward-looking statements made in this offering memorandum for a variety of reasons, which include:

•

the Company’s inability to successfully or timely contract for and complete the OSV Newbuild Program #5 discussed in this prospectus supplement, which involves the construction and integration of highly complex vessels and systems;

•

an oil spill or other significant event in the United States or another offshore drilling region could have a broad impact on deepwater and other offshore energy exploration and production activities, such as the suspension of activities or significant regulatory responses;

•

the effect of legislation or regulations implemented in response to the Deepwater Horizon incident in the GoM , as well as the outcome of pending litigation brought by environmental groups challenging recent exploration plans approved by the DOI;

•	the Company’s inability to refinance long-term debt obligations that mature or otherwise may require repayment;

•	less than anticipated success in marketing and operating the Company’s MPSVs;

•	bureaucratic, administrative or operating barriers that delay vessels chartered in foreign markets from going on-hire or result in contractual penalties imposed by foreign customers;

•	renewed weakening of demand for the Company’s services;

•	unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters or failures to finalize commitments to charter vessels;

•	industry risks;

•	further reductions in capital spending budgets by customers;

•	a material reduction of Petrobras’ announced plans for exploration and production activities in Brazil;

•	declines in oil and natural gas prices;

•	increases in operating costs;

•	the inability to accurately predict vessel utilization levels and dayrates;

•	unanticipated difficulty in effectively competing in or operating in international markets;

•	less than anticipated subsea infrastructure demand activity in the GoM and other markets;

•	the level of fleet additions by competitors that could result in over-capacity;

•	economic and political risks;

•	weather related risks;

•	the inability to attract and retain qualified personnel;

•	regulatory risks;

•	the repeal or administrative weakening of the Jones Act, including any changes in the interpretation of the Jones Act related to the U.S. citizenship qualification;

•

the imposition of laws or regulations that result in reduced exploration and production activities or that increase the Company’s operating costs or operating requirements, including any such laws or regulations that may arise as a result of the Deepwater Horizon incident in the GoM or the resulting drilling moratoria and regulatory reforms;

•	drydocking delays and cost overruns and related risks;

•	vessel accidents or pollution incidents resulting in lost revenue or expenses that are unrecoverable from insurance policies or other third parties;

•	unexpected litigation and insurance expenses; and

•

fluctuations in foreign currency valuations compared to the U.S. dollar and risks associated with expanded foreign operations, such as non-compliance with or the unanticipated effect of tax laws, customs laws, immigration laws, or other legislation that result in higher than anticipated tax rates or other costs or the inability to repatriate foreign-sourced earnings and profits.

In addition, the Company’s future results may be impacted by adverse economic conditions, such as inflation, deflation, or lack of liquidity in the capital markets, that may negatively affect it or parties with whom it does business. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected. Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this prospectus supplement, the accompanying prospectus and the reports incorporated herein by reference, which can be found on the Company’s website http://www.hornbeckoffshore.com, as well as filings the Company will make with the Commission in the future.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus supplement certain information that we file with the Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the Commission (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations). These documents contain important information about us and our finances.

Commission Filings (No. 001-32108)	Period
Annual Report on Form 10-K	Year Ended December 31, 2010

Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2011, June 30, 2011 and September 30, 2011

Current Reports on Form 8-K	Filed on February 22, 2011, June 28, 2011 and November 7, 2011

Registration Statement on Form 8-A/A	Filed on November 18, 2008, and any future amendment or report updating that description

All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations) from the date of this prospectus supplement and prior to the termination of the offering of the securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to James O. Harp, Jr., Executive Vice President and Chief Financial Officer, Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, by mail, or if by telephone at (985) 727-2000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement.

Information contained on our website, other than documents filed with the Commission that are specifically incorporated by reference into this prospectus, is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

PROSPECTUS

Hornbeck Offshore Services, Inc. Common Stock

By this prospectus, from time to time, Hornbeck Offshore Services, Inc. may offer and sell shares of its common stock in amounts, at prices and on terms that we will determine at the time of the offerings. This prospectus provides you with a general description of our common stock.

Shares of common stock may be sold from time to time in one or more offerings by selling stockholders to be identified in a supplement to this prospectus. Hornbeck Offshore will not receive any proceeds from sales of shares of Hornbeck Offshore common stock by the selling stockholders, if any.

Hornbeck Offshore will provide you with a prospectus supplement before we or any selling stockholders sell any common stock under this prospectus. Any prospectus supplement will inform you about the specific terms of an offering by Hornbeck Offshore or any selling stockholder, will list the names of any underwriters or agents, and may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the documents that are incorporated by reference in this prospectus and any accompanying prospectus supplement before you invest in any of our securities. This prospectus may not be used to sell any security unless it is accompanied by a prospectus supplement.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “HOS.” On November 4, 2011, the last reported sales price of our shares of common stock was $35.61.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 7, 2011.

You should rely only on the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement. Neither we nor the selling stockholders, if any, have authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

In this prospectus, including documents incorporated by reference (except to the extent otherwise specified in such documents), “Hornbeck Offshore,” “Company,” “we,” “us” and “our” or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or Commission, using a “shelf” registration process. Under this shelf process, we may, over time, sell the shares of our common stock described in this prospectus in one or more offerings. In addition, the selling stockholders, if any, may sell shares of common stock in one or more offerings, the terms of which will be set forth in a prospectus supplement, if applicable. This prospectus provides you with a general description of our common stock that may be offered pursuant to this prospectus. Each time shares of common stock are offered for sale, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the following heading.

The registration statement that contains this prospectus (including the exhibits) contains additional important information about us and our common stock offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of our common stock offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of certain of our common stock offered by this prospectus as exhibits to reports we file with the Commission. The registration statement and those other reports can be read at the Commission website or at the Commission offices mentioned below under the following heading.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, under which we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy this information at the following location of the Commission at prescribed rates at Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information about the Public Reference Room. In addition, our reports and other information concerning us can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Commission. The address of that website is www.sec.gov. Commission filings may also be accessed free of charge through our Internet website at www.hornbeckoffshore.com (click on “Investors” and then “SEC Filings”). Information contained on our website, other than documents specifically incorporated by reference into this prospectus is not intended to be incorporated by reference into this prospectus, and you should not consider that information as part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information that we file with the Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations). These documents contain important information about us and our finances.

Commission Filings (No. 001-32108)	Period
Annual Report on Form 10-K	Year Ended December 31, 2010

Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2011, June 30, 2011 and September 30, 2011

Current Reports on Form 8-K	Filed on February 22, 2011, June 28, 2011 and November 7, 2011

Registration Statement on Form 8-A/A	Filed on November 18, 2008, and any future amendment or report updating that description

All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations) from the date of this prospectus and prior to the termination of the offering of the securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to James O. Harp, Jr., Executive Vice President and Chief Financial Officer, Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, by mail, or if by telephone at (985) 727-2000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

Information contained on our website, other than documents filed with the Commission that are specifically incorporated by reference into this prospectus, is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus and the applicable prospectus supplement. No one else is authorized to provide you with any other information or any different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

RISK FACTORS

Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement.

Any of these risks and uncertainties could materially and adversely affect our business, results of operations and financial condition. The trading price of our common stock could decline due to the occurrence of any of these risks and uncertainties, and investors could lose all or part of their investment. In assessing these risks and uncertainties, investors should also refer to the information contained or incorporated by reference in our other filings with the Commission.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “remain,” “should” or “will” or other comparable words or the negative of such words. The accuracy of the Company’s assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company’s actual future results might differ from the forward-looking statements made in this offering memorandum for a variety of reasons, which include:

•

the Company’s inability to successfully or timely contract for and complete its fifth OSV Newbuild Program discussed in its Current Report on Form 8-K filed on November 7, 2011 incorporated herein by reference, which involves the construction and integration of highly complex vessels and systems;

•

an oil spill or other significant event in the United States or another offshore drilling region could have a broad impact on deepwater and other offshore energy exploration and production activities, such as the suspension of activities or significant regulatory responses.

•

the effect of legislation or regulations in the GoM implemented in response to the Deepwater Horizon incident, as well as the outcome of pending litigation brought by environmental groups challenging recent exploration plans approved by the DOI;

•	the Company’s inability to refinance long-term debt obligations that mature or otherwise may require repayment;

•	less than anticipated success in marketing and operating the Company’s MPSVs;

•	bureaucratic, administrative or operating barriers that delay vessels chartered in foreign markets from going on-hire or result in contractual penalties imposed by foreign customers;

•	renewed weakening of demand for the Company’s services;

•	unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters or failures to finalize commitments to charter vessels;

•	industry risks;

•	further reductions in capital spending budgets by customers;

•	a material reduction of Petrobras’ announced plans for exploration and production activities in Brazil;

•	declines in oil and natural gas prices;

•	increases in operating costs;

•	the inability to accurately predict vessel utilization levels and dayrates;

•	unanticipated difficulty in effectively competing in or operating in international markets;

•	less than anticipated subsea infrastructure demand activity in the GoM and other markets;

•	the level of fleet additions by competitors that could result in over-capacity;

•	economic and political risks;

•	weather related risks;

•	the inability to attract and retain qualified personnel;

•	regulatory risks;

•	the repeal or administrative weakening of the Jones Act, including any changes in the interpretation of the Jones Act related to the U.S. citizenship qualification;

•	drydocking delays and cost overruns and related risks;

•

the imposition of laws or regulations that result in reduced exploration and production activities or that increase the Company’s operating costs or operating requirements, including any such laws or regulations that may arise as a result of the Deepwater Horizon incident in the GoM or the resulting drilling moratoria and regulatory reforms;

•	vessel accidents or pollution incidents resulting in lost revenue or expenses that are unrecoverable from insurance policies or other third parties;

•	unexpected litigation and insurance expenses; and

•

fluctuations in foreign currency valuations compared to the U.S. dollar and risks associated with expanded foreign operations, such as non-compliance with or the unanticipated effect of tax laws, customs laws, immigration laws, or other legislation that result in higher than anticipated tax rates or other costs or the inability to repatriate foreign-sourced earnings and profits.

In addition, the Company’s future results may be impacted by adverse economic conditions, such as inflation, deflation, or lack of liquidity in the capital markets, that may negatively affect it or parties with whom it does business. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected. Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this prospectus and the reports incorporated herein by reference, which can be found on the Company’s website http://www.hornbeckoffshore.com, as well as filings the Company will make with the Commission in the future.

ABOUT HORNBECK OFFSHORE

We are a leading provider of marine transportation services to exploration and production, oilfield service, offshore construction and U.S. military customers. Since our establishment, we have primarily focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of the deepwater and ultra-deepwater energy industry in domestic and, more recently, foreign locations. Throughout our history, we have expanded our fleet of vessels primarily through a series of new vessel construction programs, as well as through acquisitions of existing vessels.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is www.hornbeckoffshore.com. Information on our website, other than documents filed with the Commission that are specifically incorporated by reference into this prospectus, does not constitute part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement for general corporate purposes. These purposes may include financing of strategic acquisitions and capital expenditures (including newbuild and conversion programs), additions to working capital and repayment of all or a portion of our indebtedness outstanding at the time. Until the net proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term marketable securities. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

We will not receive any of the proceeds from the sale of shares of common stock by any selling stockholders under this prospectus and any related prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

For purposes of this section entitled “Description of Capital Stock,” the terms “we,” “our,” “us” and “Company” refer only to Hornbeck Offshore Services, Inc. and not its subsidiaries.

General

The following description of our capital stock is only a summary. For more complete information, you should refer to our certificate of incorporation, bylaws and stockholder rights plan and any amendments thereto, which we have filed with the Commission and incorporated by reference as exhibits to the registration statement of which this prospectus is a part. In addition, you should refer to the Delaware General Corporation Law, which also governs our structure, management and activities.

As of October 31, 2011, our authorized capital stock consisted of:

•

100,000,000 shares of common stock, par value $.01 per share, of which 26,926,899 were outstanding and held by approximately 30 holders of record, representing approximately 7,920 beneficial owners; and

•

5,000,000 shares of preferred stock, par value $.01 per share, of which 1,000,000 have been designated as Series A Junior Participating Preferred Stock in connection with the stockholder rights plan discussed below, but none are currently outstanding.

Our common stock is listed and trades on the New York Stock Exchange under the ticker symbol “HOS.”

Common Stock

General. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Stockholders are not permitted to cumulate their votes. With certain exceptions, which are described below, a majority of the votes entitled to be cast and represented in person or by proxy at a meeting of stockholders is required to approve any matter on which stockholders vote. The affirmative vote of holders of at least 80% of the shares entitled to vote is required to approve certain amendments to our certificate of incorporation and bylaws. See “Anti-Takeover Effects of Certificate, Bylaws and Stockholder Rights Plan.” The affirmative vote of holders of at least 66 2/3 % of the shares entitled to vote is required to approve or authorize:

•	a merger or consolidation with any other corporation;

•	the sale, lease, exchange or other disposition of all or substantially all of our assets;

•	a liquidation of our Company; or

•	any amendments to our certificate of incorporation.

The holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to preferences that may be applicable to any outstanding preferred stock. The indenture governing our 6.125% senior notes due 2014, the indenture governing our 8.000% senior notes due 2017 and our revolving credit facility limit our ability to declare or pay dividends and, in some circumstances, prohibit the declaration or payment of dividends and other restricted payments. If we liquidate, dissolve or otherwise wind up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of prior distribution rights of preferred stock, if any is then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Jones Act Restrictions on Ownership by Non-U.S. Citizens. Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters is restricted to only those vessels that are owned and managed by U.S. citizens and are built in and registered under the laws of the United States. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity stock is held by U.S. citizens.

If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by Non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted by the Jones Act;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%;

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to authorize the Company to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Preferred Stock

General. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. The following briefly summarizes the material terms of the preferred stock that we may offer, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock that we offer which we will describe in more detail in any prospectus supplement relating to such series. You should also read the more detailed provisions of our certificate of incorporation and the statement with respect to shares relating to each particular series of preferred stock for provisions that may be important to you. The statement with respect to shares relating to each particular series of preferred stock offered by the accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

A total of 1,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock, which we refer to as “the Series A Preferred Stock,” in connection with our stockholder rights plan discussed below. No other series of preferred stock has been designated and no shares of preferred stock are outstanding.

Rank. The shares of preferred stock of any series will have the rank set forth in the relevant certificate of designation and described in the prospectus supplement relating to the relevant series.

Dividends. The certificate of designation setting forth the terms of a series of preferred stock may provide that holders of that series are entitled to receive dividends, when, as and if authorized by our board of directors out of funds legally available for dividends, before any declaration or payment of any dividends on securities ranking junior to such series relating to dividends. The rates and dates of payment of dividends and any other terms applicable to the dividends will be set forth in the relevant certificate of designation and described in the prospectus supplement relating to the relevant series.

To the extent provided in the certificate of designation, dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative and payable in cash or in kind.

Voting Rights. The holders of shares of preferred stock will have the voting rights provided by the applicable certificate of designation and as required by applicable law. These voting rights will be described in the applicable prospectus supplement.

Conversion and Exchange. The certificate of designation setting forth the terms of a series of preferred stock may provide for and the prospectus supplement for the relevant series of preferred stock may describe the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock or securities of a third party.

Redemption. If so specified in the certificate of designation setting forth the terms of a series of preferred stock, which will be described in the applicable prospectus supplement, a series of preferred stock may be redeemable at our or the holder’s option and/or may be mandatorily redeemed partially or in whole.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, holders of each series of preferred stock may be entitled to receive distributions upon liquidation. Those distributions will be made before any distribution is made on any securities ranking junior to such series relating to liquidation. The terms and conditions of those distributions will be set forth in the applicable certificate of designation and described in the relevant prospectus supplement.

Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes, including possible acquisitions, and such issuance could adversely affect the voting rights of holders of our common stock. The issuance of preferred stock could also affect the likelihood that holders of common stock will receive dividends or payments upon liquidation. In addition, the rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change in control of our Company.

Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Stockholder Rights Plan

General. Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our Company. The provisions of our certificate of incorporation, bylaws and stockholder rights plan reduce the vulnerability of our Company to an unsolicited takeover proposal. These provisions may also have an adverse effect on the ability of stockholders to influence the governance of our Company. In addition, our certificate of incorporation contains provisions that enable our board to limit the amount of our common stock that may be owned by persons who are not U.S. citizens. See “Common Stock—Jones Act Restrictions on Ownership by Non-U.S. Citizens” above. This may adversely affect the liquidity of our common stock in certain situations. You should read our certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of our common stock.

Although it is not the intention of the board of directors to discourage legitimate offers to enhance shareholder value, the existence of a significant amount of authorized but unissued common stock and preferred stock and the ability of our board of directors to issue additional stock in our Company may make it more difficult or may discourage an attempt to obtain control of our Company.

Board of Directors. Our certificate of incorporation and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board: at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a plurality of our stockholders favors such a change. The affirmative vote of the holders of at least 80% of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

Our stockholders may only remove directors from office for cause by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote at an election of directors. Our stockholders may not remove directors without cause. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors, although if a director was removed by the stockholders, the vacancy may be filled at the meeting at which the removal took place by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote. The number of directors may be fixed by resolution of the board, but must be no less than four nor more than nine unless otherwise determined by holders of 80% of the shares entitled to vote at an election of directors or by unanimous consent of the board.

Supermajority Voting. The affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to amend or repeal our certificate of incorporation, except with respect to the classification of the board, which requires the affirmative vote of the holders of at least 80% of our outstanding voting stock. The affirmative vote of the holders of at least 80% of our outstanding voting stock is required to amend, alter, change or repeal the provisions in our bylaws governing the following matters:

•	the composition of the board of directors, including the classification of the board;

•	the removal of directors and the procedure for electing the successor to a removed director;

•	the date and time of the annual meeting;

•	advance notice of stockholder nominations and stockholder business; and

•	the procedure for calling a special meeting of stockholders.

No Stockholder Action by Written Consent. Under Delaware law, unless a corporation’s certificate of incorporation specifies otherwise, any action that could be taken at an annual or special meeting of stockholders may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

Advance Notice of Stockholder Nominations and Stockholder Business. Our stockholders may nominate a person for election as a director or bring other business before a stockholder meeting only if the proposal is provided in a written notice to the Secretary of the Company at a specified time in advance of the meeting. The notice of stockholder proposal is also required to include certain other related information, as detailed in our bylaws.

Stockholder Rights Plan. Our board implemented a stockholder rights plan on June 18, 2003, a copy of which has been filed with the Commission, and declared a dividend of one right for each outstanding share of our common stock to stockholders of record on June 18, 2003. One right will also attach to each share issued after June 18, 2003. The rights will only become exercisable, and transferable apart from our common stock, ten business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of our common stock. The rights plan was subsequently amended twice to, among other changes, conform its terms to the 1-for-2.5 reverse stock split of our common stock effected on March 5, 2004. The discussion that follows sets forth the operation of the rights.

Each right will initially entitle the holder to purchase one one-hundredth of one share of our Series A Preferred Stock at a price of $187.50, subject to adjustment. If a person becomes an “acquiring person” as defined below, each holder of a right who is not an acquiring person will have the right to receive upon exercise of each right and payment of the purchase price, that number of shares of common stock (or, in certain circumstances, cash, property, or other Company securities) having a then current market price equal to twice the exercise price for one one-hundredth of one share of our Series A Preferred Stock (or, in certain circumstances, cash, property, our common stock or other of our securities). Similarly, if after an event triggering the exercise of the rights we are acquired in a merger or other business combination, or 50% or more of our assets or earning power are sold or transferred, each holder of a right (other than holders whose rights have been voided) will have the right to receive, upon exercise of the right and payment of the purchase price, that number of shares of common stock of the company acquiring us having a then current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock.

Under the rights plan, an acquiring person is a person or group that has acquired or has announced an offer to acquire 10% or more of our common stock. The following are excluded from the definition of acquiring person:

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan or employee stock plan of the Company, any subsidiary of the Company or any person appointed or holding our common stock pursuant to the terms of any such plans; or

•

any person whose ownership of 10% or more of our common stock then outstanding results solely from being a beneficial owner of 10% or more of our common stock at the effective date of the rights plan or having participated in our 2003 private placement, results from any transaction approved by at least 80% of the members of our entire board of directors or results from a reduction in the number of our issued and outstanding shares of common stock pursuant to a transaction approved by our board of directors. A person excluded for these reasons will become an acquiring person if it acquires any additional shares of our common stock, unless such additional acquisition does not result in the person owning 10% or more of our common stock, does not increase its percentage ownership of our common stock, or is approved in the same manner.

We may redeem the rights in whole, but not in part, at a redemption price of $.001 per right at any time before the rights become exercisable. The rights expire on June 17, 2013. Pursuant to the stockholder rights plan, all shares of our Series A Preferred Stock are reserved for issuance upon exercise of the rights.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders.

Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by our board of directors.

The description and terms of the rights are set forth in a rights plan between the Company and Mellon Investor Services LLC, which serves as the rights agent.

Delaware Business Combination Statute. Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, an “interested stockholder” of a Delaware corporation may not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	before such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

on or after such time, the business combination is approved by the board of directors of the corporation and authorized not by written consent, but at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a transaction specified in Section 203 and involving the corporation and a person who:

•	had not been an interested stockholder during the previous three years; or

•

became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that it shall not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or any successor statute, or (4) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

SELLING STOCKHOLDERS

If applicable, a table in substantially the following form will be included in a prospectus supplement setting forth information about the beneficial ownership of our common stock by the selling stockholders, if any, as of the date such prospectus supplement and after the sale of the common stock offered by such selling stockholders under this prospectus and any applicable prospectus supplement, as provided by such selling stockholders. No selling stockholders have committed to sell any shares under this prospectus.

The selling stockholders, if any, may offer from time to time all, some or none of the shares of our common stock beneficially owned by them, and there are currently no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling stockholders. We will pay all expenses incurred with respect to the registration and sale of their respective common stock except that the selling stockholders, if any, will pay all underwriting fees, discounts and commissions related to any shares sold, as well as certain out-of-pocket expenses incurred directly by such selling stockholders.

Before a selling stockholder not named below may use this prospectus in connection with an offering of common stock, this prospectus will be amended. In that amendment, we will include the name of the selling stockholder, the amount of common stock beneficially owned by such selling stockholder and the amount of common stock to be offered. Alternatively, we can include that information in a report filed with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, and incorporate it by reference into this prospectus or we can include that information in a supplement to this prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act. Any such amendment, report or prospectus supplement will also disclose whether any selling stockholder named in the amendment, report or prospectus supplement has held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates, during the three years prior to the date of the amendment, report or prospectus supplement.

	Shares Beneficially Owned Before Offering		Shares Offered	Shares Beneficially Owned After Offering
Name	No.	Percentage of Our Common Stock Outstanding		No.	Percentage of Our Common Stock Outstanding
Selling Stockholders To Be Identified	—	—%	—	—	—%

PLAN OF DISTRIBUTION

We and the selling stockholders, if any, may sell the offered shares of common stock in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and stockholders, or, in the case of the Company only, in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the shares of common stock;

•	the net proceeds from the sale of the shares of common stock;

•	any delay delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price or price range;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid by agents.

In addition, we and the selling stockholders, if any, may enter into derivative or other hedging transactions with third parties, or sell shares of common stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell share of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use share of common stock pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may also sell shares of our common stock short using this prospectus and deliver the common stock covered by this prospectus to close out such short positions, or loan or pledge shares of common stock to a financial institution or other third party that in turn may sell the common stock using this prospectus. We may pledge or grant a security interest in some or all of the common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if we default on the performance of our obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. Such financial institution or third party may transfer its short position to investors in our common stock or in connection with a simultaneous offering of other securities otherwise offered by us.

Sale Through Underwriters or Dealers

If shares of common stock are sold by us or the selling stockholders, if any, by means of an underwritten offering, we and the selling stockholders, as applicable, will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the shares of common stock in respect of which this prospectus is being delivered to the public. In such sales, the underwriters will acquire the shares of common stock for their own account for resale to the public. The underwriters may resell the shares of common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer shares of common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered shares of common stock if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered shares of common stock are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. There can be no assurance that we will continue to be listed on such exchange and, therefore, we cannot assure you of the liquidity of, or continued trading markets for, the shares of common stock that we offer.

If we and the selling stockholders, if any, use dealers in the sale of common stock, the common stock will be sold to them as principals. They may then resell those shares of common stock to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Underwriters or sales agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At the market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

Direct Sales and Sales through Agents

We or the selling stockholders, if any, may sell the shares of common stock directly. In this case, no underwriters or agents would be involved. We or the selling stockholders, if any, may also sell the shares of common stock through agents designated from time to time. In the prospectus supplement, the name of any agent involved in the offer or sale of the offered shares of common stock will be provided, and we will describe any commissions payable to the agent. Unless you are informed otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and the selling stockholders, if any, may sell the shares of common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those shares of common stock. The terms of any such sales will be described in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying shares of common stock are not subscribed for, we may then sell the unsubscribed shares of common stock directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed shares of common stock to third parties.

Remarketing Arrangements

Offered shares of common stock may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us or the selling stockholders, if any. Any remarketing firm will be identified and the terms of its agreements, if any, with us or the selling stockholders, if any, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the shares of common stock remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we or the selling stockholders, if any, may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase shares of common stock from us and the selling stockholders, as applicable, at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We and the selling stockholders, if any, may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Winstead PC, Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead PC, is a nonvoting, advisory director appointed by our board of directors, owns 95,845 shares of our common stock and has options to acquire 16,125 shares of our common stock and restricted stock units covering 4,000 shares of common stock, subject to vesting. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. and subsidiaries appearing in Hornbeck Offshore Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Hornbeck Offshore Services, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

6,750,000 Shares

Hornbeck Offshore Services, Inc.

Common Stock

Prospectus Supplement

                    , 2011

Barclays Capital

J.P. Morgan

Wells Fargo Securities

Global Hunter Securities, LLC

Johnson Rice & Company L.L.C.

Pritchard Capital Partners, LLC

Simmons & Company

International